





Facebook Post

Mike Anderson Jr. is with **Karen Anderson**.
December 1 at 2:03 PM ·

This is not a public post
Friends, Family and Day-Ones's only!

I'm thrilled to announce I'm officially accepting investors to join the Chilau Foods family via WeFunder!

The minimum to invest is only $100 and early access is now open to friends and family before it is available to the public beginning Dec. 8th. Chilau is now in 370 retail doors from Florida to Texas with nationwide distribution via KeHE and UNFI. The time is now!

If you have followed my journey you know my personal mantra is "What You Focus On Grows" and now I'm so excited that I have the opportunity to invite my friends and family to join the ride and own a piece of the dream!

You can find more information here via the link! https://wefunder.com/chilaufoods

Legal Disclosure
Chilau Foods is “testing the waters” to evaluate investor interest. Adding funds to your Wefunder Cash account is optional. If you do, no money will be sent to Chilau Foods. After their legal work is done, you'll be asked if you'd like to invest.
@highlight

A SOUP AISLE
DISRUPTOR
CALLED CHILAU

If you have followed my journey you know my personal mantra is "What You Focus On Grows" and now I'm so excited that I have the opportunity to invite my friends and family to join the ride and own a piece of the dream!

You can find more information here via the link! https://wefunder.com/chilaufoods

Legal Disclosure
Chilau Foods is "testing the waters" to evaluate investor interest. Adding funds to your Wefunder Cash account is optional. If you do, no money will be sent to Chilau Foods. After their legal work is done, you'll be asked if you'd like to invest.
@highlight



WEFUNDER.COM
Invest in Chilau Foods: Bold Southern Flavors, Effortless Cooking, Better for you!

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Hey !

As a cherished repeat customer, your continued support has been a cornerstone of our growth. The Chilau Brand is now featured in 370 stores from Florida to Texas and we are working diligently to expand!

I'm thrilled to announce Spice Crafters LLC DBA Chilau Foods is Live on WeFunder! This is a unique opportunity for you to own a piece of the brand you helped build. 🙌

Your early support was invaluable, and it's only fitting that you get the early access to invest before we open this opportunity to the public on December 8th.

Investment starts at only $100, making it accessible for you to be a part of our future. Click here to learn more.

Don't miss out on this chance to own a piece of the dream!

Best regards,

Michael Anderson

Don't miss out on this chance to own a piece of the dream!

Best regards,

Michael Anderson

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  

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 **Mike Anderson Jr.**

`Admin` `Top Contributor` `+1` · December 1 at 5:59 PM ·

Chilau Heads! Here is your chance to own a piece of the brand you helped to build! You all have been with me since day one and you are the reason the brand has reached this milestone!

You deserve a seat at the table! 🙌

I'M EXCITED TO ANNOUNCE CHILAU FOODS IS NOW ACCEPTING INVESTORS IN THE BUSINESS AND YOU ARE INVITED DURING OUR FRIENDS AND FAMILY INVITATION BEFORE ITS OPENED UP TO THE PUBLIC NEXT WEEK!

The minimum investment is only $100, making it accessible for everyone to own a piece of the dream. Chilau is now on the shelf in over 370 locations from Florida to Texas and we are working hard to continue the expansion to a shelf near you!

Details included in the link. I look forward to having you as a partner in the brand you helped build!

https://wefunder.com/chilaufoods

Legal Disclosure

Chilau Foods is "testing the waters" to evaluate investor interest. Adding funds to your Wefunder Cash account is optional. If you do, no money will be sent to Chilau Foods. After their legal work is done, you'll be asked if you'd like to invest.

@everyone

Legal Disclosure

Chilau Foods is "testing the waters" to evaluate investor interest. Adding funds to your Wefunder Cash account is optional. If you do, no money will be sent to Chilau Foods. After their legal work is done, you'll be asked if you'd like to invest.

@everyone


A SOUP AISLE
DISRUPTOR
CALLED CHILAU
1920s
TAMPA
CHILAU
CHILAU
CHILAU
CHILAU

WEFUNDER.COM

Invest in Chilau Foods: Bold Southern Flavors, Effortless Cooking, Better for you!

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2:07

83

MS

Michael >

Sat, Dec 2 at 2:37 PM

Good afternoon and Happy Holidays my friend! 🎄

I'm inviting friends in the community the opportunity to invest in my company Chilau Foods via WeFunder, an equity crowdfunding platform. The minimum is only $100. And now open to friends and family. Detailed video and pitch deck included via the link.

Happy Holidays!

A SOUP AISLE
DISRUPTOR
CALLED CHILAU

Invest in Chilau Foods: Bold Southern Flavors, Effortless Cooking, Better for you!

wefunder.com

Legal Disclosure
Chilau Foods is "testing the waters" to evaluate investor interest. Adding funds to your Wefunder Cash account is optional. If you do, no money will be sent to Chilau Foods. After their legal work is done, you'll be asked if you'd like to invest.

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